Exhibit 99.2
CRESCENT BIOPHARMA, INC.

Exhibit 99.2

Item 1. Financial Statements
CRESCENT BIOPHARMA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(in thousands, except share and per share amounts)

	September 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$133,265	$34,766
Prepaid expenses and other current assets	1,298	38
Total current assets	134,563	34,804
Property and equipment, net	782	—
Operating lease right-of-use assets	1,564	—
Restricted cash	107	—
Other assets	1,253	813
Total assets	$138,269	$35,617
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity (Deficit)
Current liabilities
Accounts payable	$2,561	$107
Accrued expenses and other current liabilities(1)	8,965	2,225
Related party accounts payable and other current liabilities	6,273	7,221
Operating lease liability, current	417	—
Warrant liability, related party	2,088	61
Total current liabilities	20,304	9,614
Long term liabilities
Operating lease liability, noncurrent	1,324	—
Notes payable, noncurrent(2)	—	37,482
Total liabilities	21,628	47,096
Commitments and contingencies (Note 13)
Convertible preferred shares:
Series Seed convertible preferred shares, $0.0001 par value; no shares and 20,000,000 shares authorized as of September 30, 2025 and December 31, 2024, respectively; no shares and 20,000,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively; liquidation preference of $— and $4,000 as of September 30, 2025 and December 31, 2024, respectively	—	4,000
Shareholders’ equity (deficit):
Series A non-voting convertible preferred shares, $0.001 par value; 5,000,000 shares and no shares authorized as of September 30, 2025 and December 31, 2024, respectively; 2,890 shares and no shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	4,000	—
Ordinary shares, $0.001 par value; 175,000,000 and 40,000,000 shares authorized as of September 30, 2025 and December 31, 2024, respectively, 13,892,516 and 1,018,604 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	14	1
Additional paid-in capital	192,039	2,387
Accumulated deficit	(79,412)	(17,867)
Total shareholders' equity (deficit)	116,641	(15,479)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$138,269	$35,617
________________________
(1)Includes related party amount of $341 as of December 31, 2024.
(2)Includes related party amount of $14,993 as of December 31, 2024.

Exhibit 99.2
CRESCENT BIOPHARMA, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)
(in thousands, except share and per share amounts)

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Operating expenses
Research and development(1)	$20,347	$43,059	$2,473
General and administrative(2)	5,538	18,081	158
Total operating expenses	25,885	61,140	2,631
Loss from operations	(25,885)	(61,140)	(2,631)
Other income (expense):
Interest income	1,278	1,780	—
Interest expense(3)	—	(2,185)	—
Total other income (expense)	1,278	(405)	—
Net loss and comprehensive loss	$(24,607)	$(61,545)	$(2,631)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.27)	$(7.89)	$(3.60)
Net loss per share attributable to Series A non-voting convertible preferred shareholders, basic and diluted	$(1,266.44)	$(7,891.38)	—

Weighted-average ordinary shares outstanding used in computing net loss per share to ordinary shareholders, basic and diluted	16,540,771	6,640,402	730,092
Weighted-average Series A non-voting convertible preferred shares outstanding used in computing net loss per share to Series A non-voting convertible preferred shareholders, basic and diluted	2,890	1,160	—
_________________________
(1)Includes related party amount of $6,175 and $21,244 for the three and nine months ended September 30, 2025, respectively, and $2,473 for the period from September 19, 2024 (inception) through September 30, 2024.
(2)Includes related party amount of $89 and $719 for the three and nine months ended September 30, 2025, respectively, and $90 for the period from September 19, 2024 (inception) through September 30, 2024.
(3)Includes related party amount of $865 for the nine months ended September 30, 2025.

Exhibit 99.2
CRESCENT BIOPHARMA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
(UNAUDITED)
(In thousands, except share amounts)

	Convertible Preferred Stock		Series A Non-Voting Preferred Shares		Common Stock(1)		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 19, 2024 (Inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	—	—	959,384	1	1,259	—	1,260
Issuance of Series Seed convertible preferred stock	20,000,000	4,000	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	69	—	69
Net loss	—	—	—	—	—	—	—	(2,631)	(2,631)
Balance at September 30, 2024	20,000,000	$4,000	—	$—	959,384	$1	$1,328	$(2,631)	$(1,302)

	Convertible Preferred Stock		Series A Non-Voting Preferred Shares		Ordinary Shares(2)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	20,000,000	$4,000	—	$—	1,018,604	$1	$2,387	$(17,867)	$(15,479)
Stock-based compensation expense	—	—	—	—	—	—	466	—	466
Early exercise of stock options	—	—	—	—	811	—	—	—	—
Net loss	—	—	—	—	—	—	—	(15,148)	(15,148)
Balance as of March 31, 2025	20,000,000	$4,000	—	$—	1,019,415	$1	$2,853	$(33,015)	$(30,161)
Repurchase and cancellation of restricted stock awards	—	—	—	—	(127,889)	—	(177)	—	(177)
Exchange of Series Seed convertible preferred stock for Series A non-voting convertible preferred shares upon the closing of the reverse recapitalization	(20,000,000)	(4,000)	2,890	4,000	—	—	—	—	4,000
Conversion of convertible notes (including accrued interest) into ordinary shares and pre-funded warrants upon the closing of the reverse recapitalization	—	—	—	—	1,850,790	2	40,513	—	40,515
Issuance of ordinary shares and pre-funded warrants in the Pre-Closing financing	—	—	—	—	10,504,926	11	159,464	—	159,475
Issuance costs of Pre-closing financing and reverse recapitalization	—	—	—	—	—	—	(17,201)	—	(17,201)
Issuance of ordinary shares to former shareholders of GLYC in connection with the closing of the reverse recapitalization	—	—	—	—	645,274	—	525	—	525
Share-based compensation	—	—	—	—	—	—	4,068	—	4,068
Net loss	—	—	—	—	—	—	—	(21,790)	(21,790)
Balance as of June 30, 2025	—	$—	2,890	$4,000	13,892,516	$14	$190,045	$(54,805)	$139,254
Share-based compensation	—	—	—	—	—	—	1,994	—	1,994
Net loss	—	—	—	—	—	—	—	(24,607)	(24,607)
Balance as of September 30, 2025	—	$—	2,890	$4,000	13,892,516	$14	$192,039	$(79,412)	$116,641
_________________________
(1)Includes issuance of 236,884 restricted stock awards (see Note 9)
(2)Includes issuance of 296,104 restricted stock awards (see Note 9)

Exhibit 99.2
CRESCENT BIOPHARMA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands)

	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Cash flows from operating activities:
Net loss	$(61,545)	$(2,631)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense(1)	8,555	69
Depreciation expense	30	—
Non-cash interest expense(2)	2,185	—
Non-cash research and development expense related to Paragon option agreement	—	1,000
Non-cash lease expense	117	—
Changes in operating assets and liabilities:
Accounts payable	1,057	1,562
Accrued expenses and other current liabilities	6,422	—
Related party accounts payable and other current liabilities	(948)	—
Operating lease liability	60	—
Prepaid expenses and other current assets	(850)	—
Other assets	125	—
Net cash used in operating activities	(44,792)	—
Cash flows from investing activities:
Purchases of property and equipment	(726)	—
Net cash used in investing activities	(726)	—
Cash flows from financing activities:
Proceeds from the Pre-Closing Financing, net	143,027	—
Cash acquired in connection with the reverse recapitalization	1,269	—
Proceeds from early exercise of options	5	—
Repurchase of equity awards	(177)	—
Net cash provided by financing activities	144,124	—
Net increase in cash, cash equivalents, and restricted cash	98,606	—
Cash at beginning of period	34,766	—
Cash, cash equivalents, and restricted cash at end of period	$133,372	$—

Supplemental disclosure of non-cash operating and financing activities:
Operating lease liability arising from obtaining operating right-of-use asset	$1,681	$—
Assets acquired in connection with the reverse recapitalization	$1,710	$—
Other liabilities assumed in connection with the reverse recapitalization	$(2,454)	$—
Purchases of property and equipment included in accounts payable and accrued expenses	$86	$—
Deferred financing costs included in accounts payable and accrued expenses	$19	$—
Convertible note principal and non-cash accrued interest converted to ordinary shares	$40,515	$—
Non-cash exchange of Pre-Merger Crescent Series Seed Preferred Stock for Series A Non-Voting Convertible Preferred Shares	$4,000	$—
_________________________
(1)Includes related party amount of $2,027, which is classified as a liability, for the nine months ended September 30, 2025.
(2)Includes related party amount of $865 for the nine months ended September 30, 2025.

Exhibit 99.2
CRESCENT BIOPHARMA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
1. Nature of the Business and Basis of Presentation
Background and Basis of Presentation
Crescent Biopharma, Inc., together with its subsidiaries (collectively “Crescent” or the “Company”), formerly known as GlycoMimetics, Inc. (“GlycoMimetics”), is a biotechnology company that is the result of the reverse recapitalization discussed below. Prior to the reverse recapitalization, the private company Crescent Biopharma, Inc. (“Pre-Merger Crescent”) was established and incorporated under the laws of the state of Delaware on September 19, 2024. The Company was founded to research and develop cancer therapy candidates licensed from Paragon Therapeutics, Inc. (“Paragon”), an antibody discovery engine founded by Fairmount Funds Management LLC (“Fairmount”). The Company is based in Waltham, Massachusetts and was formed to develop therapies for the treatment of solid tumors.
These condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of September 30, 2025, its results of operations for the three and nine months ended September 30, 2025 and for the period from September 19, 2024 (inception) through September 30, 2024, and its cash flows for the nine months ended September 30, 2025 and for the period from September 19, 2024 (inception) through September 30, 2024. The condensed balance sheet as of December 31, 2024, included in the condensed consolidated balance sheets was derived from the Company’s audited financial statements. The condensed consolidated financial statements and accompanying notes are prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial reporting and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and therefore do not include all information and disclosures normally included in the annual financial statements.
The results for the three and nine months ended September 30, 2025 are not necessarily indicative of results expected for the full fiscal year or any subsequent interim period. The condensed consolidated financial statements include the financial statements of its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Reverse Recapitalization and Pre-Closing Financing
On June 13, 2025 (the “Closing Date”), the Company consummated the transaction (the “Closing”) pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of October 28, 2024, which agreement was subsequently amended on February 14, 2025 and April 28, 2025 (as amended, the “Merger Agreement”), by and among GlycoMimetics, Gemini Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of GlycoMimetics (“First Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of GlycoMimetics (“Second Merger Sub”), and Pre-Merger Crescent. As part of the Closing, First Merger Sub merged with and into Pre-Merger Crescent, with Pre-Merger Crescent surviving as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”), and, immediately following the First Merger and as part of the same overall transaction, Pre-Merger Crescent merged with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the merger (the “Second Merger” and, together with the First Merger, the “Merger”). Second Merger Sub changed its corporate name to “Crescent Biopharma Operating Company, LLC” and GlycoMimetics changed its name to “Crescent Biopharma, Inc.” The combined company is led by Pre-Merger Crescent’s management team and remains focused on developing novel therapies designed to set a new standard for treatment of solid tumors.
In accordance with an exchange ratio determined in accordance with the terms of the Merger Agreement (the “Exchange Ratio”), at the effective time of the First Merger (the “First Effective Time”), (i) each then-outstanding share of Pre-Merger Crescent common stock (including shares of Pre-Merger Crescent common stock issued in connection with the Crescent Pre-Closing Financing) was converted into the right to receive a number of shares of GlycoMimetics common stock equal to the Exchange Ratio, (ii) each then-outstanding share of Pre-Merger Crescent Series Seed Preferred Stock, par value $0.0001 per share (the “Series Seed Preferred Stock”), was converted into the right to receive a number of shares of GlycoMimetics Series A non-voting convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), equal to the Exchange Ratio divided by 1,000, (iii) each then-outstanding option to purchase Pre-Merger Crescent common stock was assumed by GlycoMimetics and was converted into an option to purchase shares of GlycoMimetics common stock, (iv) each then-outstanding Pre-Merger Crescent restricted stock unit was assumed by GlycoMimetics, and

Exhibit 99.2
(v) each then-outstanding pre-funded warrant to purchase shares of Pre-Merger Crescent common stock was converted into a pre-funded warrant to purchase shares of GlycoMimetics common stock.
The Exchange Ratio was calculated as 0.1445 shares of GlycoMimetics common stock for each share of Pre-Merger Crescent common stock (and 0.0001445 shares of Series A Preferred Stock for each share of Pre-Merger Crescent Series Seed Preferred Stock) on the Closing Date, which gives effect to a 1-for-100 reverse stock split of GlycoMimetics common stock immediately prior to the Merger. The par value per share and the number of authorized shares were not adjusted as a result of the Exchange Ratio. The shares of the Company’s common stock underlying outstanding stock options, restricted stock units, restricted stock awards, and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. All references to common stock, options to purchase common stock, common stock share data, per share data, and related information contained in the condensed consolidated financial statements have been retrospectively adjusted to reflect the effect of the Exchange Ratio for all periods presented, unless otherwise specifically indicated or the context otherwise requires.
Immediately prior to the completion of the Merger, and in order to provide Crescent with additional capital for its development programs, Pre-Merger Crescent issued and sold, and certain new and current investors purchased, 85,506,824 shares of common stock of Pre-Merger Crescent and 19,149,690 Pre-Merger Crescent pre-funded warrants, exercisable for 19,149,690 shares of Pre-Merger Crescent common stock, at an estimated purchase price of $1.9110 per share or an estimated purchase price of $1.9109 per warrant, for the aggregate amount of $200.0 million, which includes $37.5 million of proceeds previously received from the issuance of the Convertible Notes (as defined herein) and accrued interest of $3.0 million on such Convertible Notes and the related conversion into 21,200,564 shares of Pre-Merger Crescent common stock and pre-funded warrants in connection with the Crescent Pre-Closing Financing. At the Closing of the Merger, based on the Exchange Ratio, the Pre-Merger Crescent common stock and pre-funded warrants subscribed for were converted into the right to receive 12,355,716 shares of common stock and 2,767,122 pre-funded warrants. Shares of Pre-Merger Crescent common stock and pre-funded warrants to purchase shares of Crescent common stock issued pursuant to the Subscription Agreement were converted into shares of GlycoMimetics common stock and pre-funded warrants to purchase shares of GlycoMimetics common stock at Closing per the Merger Agreement.
The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Pre-Merger Crescent was deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the fact that, immediately following the Merger: (i) Pre-Merger Crescent stockholders own a substantial majority of the voting rights in the combined company; (ii) Pre-Merger Crescent’s largest stockholders retain the largest interest in the combined company; (iii) Pre-Merger Crescent designated a majority of the initial members of the board of directors of the combined company; and (iv) Pre-Merger Crescent’s executive management team became the management team of the combined company. Accordingly, for accounting purposes: (i) the Merger was treated as the equivalent of Pre-Merger Crescent issuing stock to acquire the net assets of GlycoMimetics, and (ii) the reported historical operating results of the combined company prior to the Merger are those of Pre-Merger Crescent. Additional information regarding the Merger is included in Note 4.
Redomestication
On June 16, 2025, Crescent changed its jurisdiction of incorporation from the State of Delaware to the Cayman Islands (the “Redomestication”) pursuant to a plan of conversion (the “Plan of Conversion”). The Redomestication became effective on June 16, 2025 and was accomplished by the filing of (i) a Certificate of Conversion with the Secretary of State of the State of Delaware and (ii) the requisite documents required under section 201 of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), as well as the Cayman Islands memorandum and articles of association of the Company (the “Articles”), with the Cayman Islands Registrar of Companies. For purposes of these condensed consolidated financial statements, references to “Crescent Delaware” mean Crescent prior to the Redomestication.
Upon the Redomestication, among other things: (i) each outstanding share of common stock, par value $0.001 per share, of Crescent Delaware automatically converted into one ordinary share, par value $0.001 per share, of the Company; (ii) each outstanding share of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share, of Crescent Delaware automatically converted into one share of Series A Non-Voting Convertible Preferred Share, par value $0.001 per share, of the Company (the “Series A Preferred Shares”); (iii) each outstanding option to purchase shares of common stock of Crescent Delaware automatically converted into an option to purchase ordinary shares of the Company; (iv) each outstanding restricted stock unit of Crescent Delaware automatically converted into a restricted stock unit of the Company;

Exhibit 99.2
and (v) each warrant to purchase shares of common stock of Crescent Delaware automatically converted into a warrant to purchase ordinary shares of the Company.
The rights of holders of ordinary shares of the Company are now governed by the Company's memorandum and articles of association and Cayman Islands law.
Liquidity and Going Concern
Since its inception, the Company has devoted substantially all of its resources to advancing the development of its portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings and debt financings.
The Company has not generated any revenue from product sales or other sources and has incurred significant operating losses and negative cash flows from operations since inception. The Company has incurred net losses of $24.6 million and $61.5 million during the three and nine months ended September 30, 2025, respectively, and has an accumulated deficit of $79.4 million at September 30, 2025. For the nine months ended September 30, 2025, the Company used net cash of $44.8 million for its operating activities.
As of September 30, 2025, the Company had cash and cash equivalents of $133.3 million. The Company’s management expects that the existing cash will be sufficient to fund the Company’s operating plans for at least twelve months from the date these condensed consolidated financial statements were issued. The Company expects that its research and development and general and administrative costs will continue to increase significantly, including in connection with conducting future preclinical activities and clinical trials and manufacturing for its existing product candidates and any future product candidates to support commercialization and providing general and administrative support for its operations, including the costs associated with operating as a public company. The Company’s ability to access capital when needed is not assured and, if capital is not available to the Company when, and in the amounts needed, the Company may be required to significantly curtail, delay, or discontinue one or more of its research or development programs or the commercialization of any product candidate, or be unable to expand its operations, or otherwise capitalize on the Company’s business opportunities, as desired, which could materially harm the Company’s business, financial condition, and results of operations.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these financial statements include but are not limited to research and development expenses and any applicable prepaid or accrued costs and the valuation of share-based compensation awards and related expenses. The Company bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from those estimates or assumptions.
Segment Information
The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief executive officer, who is the chief operating decision maker (the “CODM”), reviews the Company’s financial information for purposes of evaluating financial performance and allocating resources (see Note 16).
Concentrations of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents, and restricted cash. The Company maintains its cash balances at multiple accredited financial institutions

Exhibit 99.2
in amounts that, at times, may exceed federally insured limits. However, the Company has not experienced any losses on its deposits of cash.
The Company is dependent on third-party organizations to research, develop, manufacture, and process its potential product candidates for its development programs. The Company expects to continue to be dependent on a small number of manufacturers to supply it with its requirements for all products. The Company’s research and development programs could be adversely affected by a significant interruption in the supply of the necessary materials. A significant amount of the Company’s research and development activities are performed under its agreements with Paragon (see Note 11).
Fair Value Measurements
Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1 — Quoted prices in active markets that are identical assets or liabilities.
•Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.
The carrying values of the Company’s prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their relatively short maturity periods.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life (Years)
Leasehold improvements	Shorter of the lease life or 10
Furniture and fixtures	5
Classification of Convertible Preferred Shares
Prior to the reverse recapitalization, the Company had classified its Pre-Merger Crescent Series Seed Preferred Stock (the “Convertible Preferred Stock”) outside of stockholders’ equity (deficit) on the Company’s condensed consolidated balance sheet because the holders of such stock have certain liquidation rights in the event of a deemed liquidation event that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding convertible preferred stock.
Upon the closing of the Merger, the Company converted its Pre-Merger Crescent Series Seed Preferred Stock to Series A Preferred Shares and has classified the Series A Preferred Shares within shareholders’ equity (deficit) on its condensed consolidated balance sheet because the Series A Preferred Shares is not redeemable or puttable to the Company by the holder under any circumstances.
Convertible Notes Payable
The Company accounted for the Convertible Note (as defined in Note 7) at amortized cost. The Company considered if optional conversion features are required to be bifurcated and separately accounted for as a derivative. Costs related to the issuance of the Convertible Note were recorded as a debt discount, amortized over the term of the Convertible Note (see Note 7) and were accounted for as interest expense in other income (expense) within the condensed consolidated statement of operations and comprehensive loss using the effective interest method. At the effective time of the Merger, shares of

Exhibit 99.2
Pre-Merger Crescent common stock and pre-funded warrants issued pursuant to the conversion of the Convertible Notes (including accrued interest) automatically converted into shares of Crescent common stock and pre-funded warrants (see Note 1).
Research and Development Contract Costs Accruals
The Company records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s ongoing research and development activities conducted to date by vendors, including the Company’s related party Paragon (see Note 11), contract manufacturing organizations (“CMOs”), and contract research organizations (“CROs”).
The Company accrues for expenses resulting from obligations under its discovery and option agreements (the “Option Agreements”) by and among the Company, Paragon and Parascent Holding LLC (“Parascent”), and agreements with CROs, CMOs, and other vendors for which payment flows may not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or other outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. As of September 30, 2025, the Company has not experienced any material deviations between accrued and actual research and development expenses.
Leases
At the lease commencement date, when control of the underlying asset is transferred from the lessor to the Company, the Company classifies a lease as either an operating or finance lease and recognizes a right-of-use (“ROU”) asset and a current and non-current lease liability, as applicable, in the balance sheet if the lease has a term greater than one year. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise its option.
At the lease commencement date, operating lease liabilities and their corresponding ROU assets are recorded at the present value of future minimum lease payments over the expected remaining lease term. The Company determines the present value of lease payments using the implicit rate, if readily determinable, or the incremental borrowing rate. The incremental borrowing rate is estimated based on the rate the Company would have to pay on a collateralized basis over a similar term as the lease. For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. For finance leases, lease expense includes amortization expense of the ROU asset recognized on a straight-line basis over the lease term and interest expense recognized on the finance lease liability. In addition, certain adjustments to the ROU asset may be required for items such as lease prepayments, incentives received, or initial direct costs. As of September 30, 2025, the Company has one operating lease and no finance leases.
The Company accounts for lease and non-lease components related to operating leases as a single lease component. The Company has elected that costs associated with leases having an initial term of 12 months or less are recognized in the condensed consolidated statement of operations and comprehensive loss on a straight-line basis over the lease term and are not recorded on its condensed consolidated balance sheets. Variable lease expense is recognized as incurred and consists primarily of utilities and other office space related expenses.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development costs include salaries and bonuses, share-based compensation, employee benefits, and external costs of vendors and consultants engaged to conduct research and development activities, which include amounts reimbursed to Paragon under the Paragon Option Agreements (as defined in Note 11).
Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses on the accompanying condensed consolidated balance sheet. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered.

Exhibit 99.2
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and bonuses, share-based compensation, employee benefits, finance and administration costs, and professional fees.
Commitments and Contingencies
The Company may be subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the condensed consolidated balance sheet. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of September 30, 2025, no liabilities were recorded for loss contingencies (see Note 13).
Share-Based Compensation
The Company classifies share-based compensation expense in its condensed consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Company grants stock options, restricted stock awards (“RSAs”), and restricted stock units (“RSUs”) that are subject to service-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. The Company has issued stock options, RSAs, and RSUs with service-based vesting conditions only.
The Company measures all share-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of its ordinary shares based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model uses as inputs the fair value of the Company’s ordinary shares and certain management estimates, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. The Company selects companies with comparable characteristics with historical share price information that approximates the expected term of the equity-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of the stock options. The Company will continue to apply this method until a sufficient amount of historical information regarding the volatility of its share price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. For employee and non-employee awards the Company uses the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company utilizes this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on ordinary shares.
The Company measures the fair value of RSAs and RSUs using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s ordinary shares at the date of grant.
Early Exercise of Stock Options
The terms of the 2024 Equity Incentive Plan (the “2024 Plan”) permit option holders to exercise options before their options are vested, subject to certain limitations. The early exercised options are subject to the same vesting provisions in the original stock option awards. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment, at the price paid by the purchaser. While such shares are considered legally outstanding, they are not deemed to be outstanding for accounting purposes until they vest and are therefore excluded from basic and diluted net loss per share until the repurchase right lapses and the shares are no longer subject to the repurchase feature. A liability is recognized related to the cash proceeds of the unvested options and is reclassified into ordinary shares and additional paid-in capital as the shares vest and the repurchase right lapses. All early exercised options were unvested and accrued on the condensed consolidated balance sheet as of September 30, 2025.

Exhibit 99.2
Net Loss per Share Attributable to Ordinary Shareholders
Basic and diluted net loss attributable to shareholders per share is presented in conformity with the two-class method required for participating securities (ordinary shares and Series A Preferred Shares). Basic earnings per share is computed by dividing net income available to each class of shares by the weighted-average number of ordinary shares and participating securities outstanding during the period. Pre-funded warrants were included as the exercise price is negligible and these warrants are fully vested and exercisable. Series A Preferred Shares share the same characteristics as the Company’s ordinary shares and has no substantive preference attributed to them and, accordingly, has been considered a class of ordinary shares in the computation of net loss per share regardless of their legal form.
Net loss is allocated to ordinary shares based on its proportional ownership on an as-converted basis. Net loss is not allocated to participating securities as they do not have an obligation to fund losses. The weighted-average number of shares outstanding of ordinary shares reflects changes in ownership over the periods presented.
Diluted net loss per share is computed by dividing the net loss attributable to shareholders adjusted for income (expenses), net of tax, related to any diluted securities, by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period. For purposes of this calculation, the Company’s outstanding stock options to purchase common stock, unvested restricted stock units, and unvested restricted stock awards are considered potentially dilutive ordinary shares.
The Company generated a net loss for the periods presented. Accordingly, basic and diluted net loss per share is the same because the inclusion of the potentially dilutive securities would be anti-dilutive.
Income Taxes
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.
The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
The Company had accrued no amounts for interest or penalties related to uncertain tax positions as of September 30, 2025. The Company did not have any uncertain tax positions as of September 30, 2025.
Recently Adopted Accounting Pronouncement
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied prospectively. The Company early adopted this ASU on a prospective basis as of April 1, 2025. The early adoption of ASU 2025-03 did not have any impact on the accounting conclusions related to the closing of the Merger on June 13, 2025 or the Company's condensed consolidated financial statements.

Exhibit 99.2
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU expands disclosures in an entity’s income tax rate reconciliation table and disclosures regarding taxes paid both in the U.S. and foreign jurisdictions. This update is effective beginning with the Company’s 2025 fiscal year annual reporting period. The Company is currently evaluating the impact of this standard on its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amendments in ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for the Company’s annual reporting period beginning after December 15, 2026 and interim reporting periods beginning after December 27, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.
3. Fair Value of Financial Instruments
The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented. The following tables set forth the Company’s financial assets carried at fair value categorized using the lowest level of input applicable to each financial instrument as of September 30, 2025 (in thousands):

	September 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$120,457	$—	$—	$120,457
Total assets	$120,457	$—	$—	$120,457
Cash equivalents consist of money market funds, which were valued by the Company based on quoted market prices, which represents a Level 1 measurement within the fair value hierarchy. The Company did not hold any financial assets carried at fair value as of December 31, 2024.
4. Reverse Recapitalization and Pre-Closing Financing
As described within the Reverse Recapitalization and Pre-Closing Financing section in Note 1, on June 13, 2025, the reverse recapitalization between Pre-Merger Crescent and GlycoMimetics was consummated. The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. At the effective time of the Merger, substantially all of the assets of GlycoMimetics consisted of cash and other nominal non-operating assets and liabilities. No goodwill or intangible assets were recognized.
As part of the recapitalization, the Company acquired the assets and liabilities listed below (in thousands):

As of June 13, 2025
Cash	$1,269
Prepaid expenses and other assets	1,710
Accounts payable	(1,303)
Accrued expenses	(1,151)
Net assets acquired	$525
5. Restricted Cash
Restricted cash as of September 30, 2025 was held as collateral for a stand-by letter of credit issued by the Company to its Sublandlord (as defined in Note 12) in connection with the current lease for its principal facilities located at 300 Fifth Avenue, Waltham, Massachusetts. For additional information regarding the Company’s lease, refer to Note 12. Cash, cash

Exhibit 99.2
equivalents, and restricted cash consisted of the following as of September 30, 2025 and December 31, 2024 (in thousands):

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$133,265	$34,766
Restricted cash	107	—
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$133,372	$34,766

6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Accrued interest (1)	$—	$852
Accrued research and development	5,330	713
Accrued professional and consulting	884	645
Accrued employee compensation and benefits	2,751	15
Total accrued expenses and other current liabilities	$8,965	$2,225
_________________________
(1)Includes related party amount of $341 as of December 31, 2024.
7. Convertible Notes Payable
In October 2024, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with a series of investors, pursuant to which the Company issued convertible notes with an initial principal amount of $37.5 million (of which $15.0 million is from a related party) (the “Convertible Notes”). The principal amount and all accrued interest of the Convertible Notes would automatically convert into the Pre-Merger Crescent’s common stock or preferred stock in connection with the closing of a Next Equity Financing (as defined in the Note Purchase Agreement) or other events (e.g., a sale of substantially all Company assets, a merger, etc.). The Convertible Notes accrued interest at a rate of 12.0% per annum, compounded annually. All unpaid interest and principal was scheduled to mature on December 31, 2026 (the “Maturity Date”). Prepayment was not permitted without the prior written consent of the majority of the holders of the Convertible Notes. The principal payment along with the accrued interest on each Convertible Note was due in full on the Maturity Date. Pursuant to the Note Purchase Agreement, the Company had the right to sell and issue additional Convertible Notes up to an aggregate principal amount equal to $37.5 million, in addition to the $37.5 million of initial principal amount of the Convertible Notes for a total aggregate principal amount of up to $75.0 million.
The Company assessed all terms and features of the Convertible Notes in order to identify any potential embedded features that would require bifurcation. As part of this analysis, the Company assessed the economic characteristics and risks of the embedded features. The Company determined that the share settled redemption feature was clearly and closely related to the debt host and did not require separate accounting. The Company determined that the conversion options of the Convertible Notes, including the conversion features related to a defaulting purchaser and highest interest rate, were not clearly and closely associated with a debt host. However, these features did not meet the definition of a derivative under ASC 815, Derivatives and Hedging, and as a result, did not require separate accounting as a derivative liability.
The Company paid debt issuance costs of less than $0.1 million in relation to the Convertible Notes. The debt issuance costs were reflected as a reduction of the carrying value of Convertible Notes on the condensed consolidated balance sheet and were being amortized as interest expense over the term of the Convertible Notes using the effective interest method. For the nine months ended September 30, 2025, the Company recognized interest expense related to the Convertible Notes of $2.2 million, which includes non-cash interest expense related to the amortization of debt issuance. No interest expense was recognized for the three months ended September 30, 2025 due to the conversion of the Convertible Notes immediately prior to the closing of the Merger.

Exhibit 99.2
Immediately prior to the closing of the Merger, the Convertible Notes were converted into 12,808,261 shares of Pre-Merger Crescent common stock and pre-funded warrants to purchase 8,392,303 shares of Pre-Merger Crescent common stock based on the aggregate principal amount of $37.5 million plus $3.0 million in unpaid accrued interest divided by the conversion price in connection with the Pre-Closing Financing. At the closing of the Merger, the Pre-Merger Crescent common stock and pre-funded warrants issued in exchange for the Convertible Notes were converted into the right to receive 1,850,790 shares of common stock and pre-funded warrants to purchase 1,212,683 shares of common stock of the Company. In connection with the Redomestication, such shares of common stock and pre-funded warrants were converted to 1,850,790 ordinary shares and pre-funded warrants to purchase 1,212,683 ordinary shares of the Company, respectively. As of September 30, 2025, the Convertible Notes were not outstanding.
8. Convertible Preferred Shares and Shareholders' Equity (Deficit)
Pre-Funded Warrants
In June 2025, pursuant to the Subscription Agreement and immediately prior to the Closing, certain new and current investors purchased pre-funded warrants of Pre-Merger Crescent for $1.9109 per warrant prior to the Exchange Ratio, or $13.22 per warrant as adjusted for the Exchange Ratio. At the Closing of the Merger, pre-funded warrants of Pre-Merger Crescent automatically converted to pre-funded warrants of the Company to purchase 2,767,122 shares of the Company common stock at an exercise price of $0.001 per share. In connection with the Redomestication, such pre-funded warrants converted to pre-funded warrants to purchase 2,767,122 ordinary shares at an exercise price of $0.001 per share.
The pre-funded warrants were recorded as a component of shareholders’ equity (deficit) within additional paid-in-capital and have no expiration date. As of September 30, 2025, none of the pre-funded warrants have been exercised.
Convertible Preferred Shares
In September 2024, Pre-Merger Crescent issued and sold 20,000,000 shares of the Series Seed Convertible Preferred Stock to a related party, Fairmount Healthcare Fund II L.P., an affiliate fund of Fairmount, at a purchase price of $0.20 per share for gross proceeds of $4.0 million.
Upon the issuance of the Pre-Merger Crescent Series Seed Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities as described below and determined that such features did not require the Company to separately account for these features as embedded derivatives.
In June 2025, upon on the closing of the Merger, the outstanding Pre-Merger Crescent Series Seed Preferred Stock converted into 2,890 shares of Series A Preferred Stock. In connection with the Redomestication, such shares of Series A Preferred Stock converted to 2,890 Series A Preferred Shares.
As of September 30, 2025 and December 31, 2024, Convertible Preferred Shares consisted of the following (in thousands, except share amounts):

	September 30, 2025
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Ordinary Shares Issuable Upon Conversion
Series A Preferred Shares	5,000,000	2,890	$4,000	$—	2,890,000

	December 31, 2024
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed Preferred Stock	20,000,000	20,000,000	$4,000	$4,000	20,000,000

Exhibit 99.2
Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Shares (the “Series A Certificate of Designation”), holders of Series A Preferred Shares are entitled to receive dividends on shares of Series A Preferred Shares equal to, on an as-if-converted-to-Company Ordinary Shares basis, and in the same form as, dividends actually paid on Company ordinary shares. Except as provided in the Series A Certificate of Designation or as otherwise required by law, the Company Series A Preferred Shares do not have voting rights. The Company Series A Preferred Shares shall rank on parity with the Company ordinary shares as to the distribution of assets upon any liquidation, dissolution, or winding-up of the Company. Each Series A Preferred Share is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder into ordinary shares of the Company. As of September 30, 2025, each outstanding Series A Preferred Share was convertible into ordinary shares at a ratio of 1,000:1.
Ordinary Shares
As of September 30, 2025, the Company has the authority to issue a total of 175,000,000 ordinary shares at a par value of $0.001 per share. As of September 30, 2025, 13,892,516 ordinary shares were issued and outstanding, which includes 168,215 ordinary shares in connection with the issuance of RSAs and 811 shares in connection with early exercised stock options. Each ordinary share entitles the holder to one vote, together with the holders of Convertible Preferred Shares, on all matters submitted to the shareholders for a vote. The holders of ordinary shares are entitled to receive dividends, if any, as declared by the Company’s board of directors (the “Board of Directors” or “Board”), subject to the preferential dividend rights of the holders of Convertible Preferred Shares.
As of September 30, 2025, there were an aggregate of 12,340,650 ordinary shares reserved for issuance (i) for the conversion of Series A Preferred Shares into ordinary shares, (ii) for the exercise of outstanding options for ordinary shares, (iii) under the 2025 Equity Incentive Plan, (iv) under the 2025 Employee Stock Purchase Plan, (v) for settlement of outstanding RSUs for ordinary shares, and (vi) for the exercise of the pre-funded warrants.
9. Share-Based Compensation
2024 Equity Incentive Plan
The Crescent Biopharma, Inc. 2024 Equity Incentive Plan (“2024 Plan”) was adopted by the board of directors of Pre-Merger Crescent on September 19, 2024. The 2024 Plan provided for Pre-Merger Crescent to grant stock options, restricted stock awards, restricted stock units, and other stock-based awards to employees, officers, directors, consultants, and advisors. Equity Incentive Stock options granted under the 2024 Plan generally vest over four years, subject to the participant’s continued service, and expire after ten years, although stock options have been granted with vesting terms less than four years. As of September 30, 2025, there are no shares of common stock available for issuance under the 2024 Plan.
2025 Stock Incentive Plan
The Crescent Biopharma, Inc. 2025 Stock Incentive Plan (as amended from time to time, the “2025 Stock Plan”) was approved by the board of directors of GlycoMimetics on May 11, 2025, and by GlycoMimetics stockholders on June 5, 2025, and effective as of the Redomestication, the Board of Directors approved an amendment and restatement of the 2025 Stock Plan to reflect the conversion of Company common stock into Company ordinary shares in connection with the Redomestication. The 2025 Stock Plan allows for the grant of stock options, stock appreciation rights, RSAs, RSUs, other shareholder-based awards and incentive bonuses. The 2025 Stock Plan is administered by the Compensation Committee of the Board (the “Compensation Committee”) or another committee designated by the Board to administer the Plan. The initial share pool under the 2025 Stock Plan was 2,345,962 ordinary shares, and as of September 30, 2025, there are 1,955,408 shares available in the pool. The shares that may be issued under the 2025 Stock Plan will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to 5% of the diluted shares (including ordinary shares, preferred shares and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Compensation Committee. Current or prospective employees, officers, non-employee directors, and other independent service providers of the Company and its subsidiaries are eligible to participate in the 2025 Stock Plan.
2025 Employee Stock Purchase Plan
The Crescent Biopharma, Inc. 2025 Employee Stock Purchase Plan (as amended from time to time, the “ESPP”) was approved by the board of directors of GlycoMimetics on May 11, 2025, and by GlycoMimetics stockholders on June 5, 2025, and effective as of the Redomestication, Board of Directors approved an amendment and restatement of the ESPP to

Exhibit 99.2
reflect the conversion of Company common stock into Company ordinary shares in connection with the Redomestication. The ESPP has 195,497 shares reserved for issuance. The shares that may be issued under the ESPP will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to 1% of the diluted shares (including ordinary shares, preferred shares and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Compensation Committee. As of September 30, 2025, the ESPP was not yet effective and no shares have been issued out of the ESPP.
Stock Option Valuation
The following table summarizes the weighted-average assumptions used in calculating the fair value of the awards during the nine months ended September 30, 2025:

Nine Months Ended
September 30, 2025
Expected term (in years)	6.1
Expected volatility	97.6%
Risk-free interest rate	4.1%
Dividend yield	0.0%
Stock Options
The following table summarizes the stock option activity during the nine months ended September 30, 2025:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (thousands)
Outstanding balance as of December 31, 2024	1,082,893	$6.16	9.9	$—
Granted	3,720,112	$8.61
Exercised	(811)	$6.16		5
Forfeited or expired	(707,957)	$6.16
Outstanding balance as of September 30, 2025	4,094,237	$8.39	9.5	$14,815
Exercisable as of September 30, 2025	268,315	$6.20	9.2	$1,528
The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2025 was $6.87. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s ordinary shares for those stock options that had an exercise price lower than the fair value of the Company’s ordinary shares. No stock option awards were issued during the period from September 19, 2024 (inception) through September 30, 2024.
Restricted Stock Units
The Company’s RSUs have service-based vesting conditions and vest over a four-year period with one quarter of the RSUs vesting on the anniversary of the grant date and the remainder vesting quarterly thereafter, during which time all unvested shares are subject to forfeiture by the Company in the event the holder’s service with the Company voluntarily or involuntarily terminates.

Exhibit 99.2
The following table summarizes the RSU activity during the nine months ended September 30, 2025:

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2024	—	$—
Granted	438,386	6.16
Vested	—	—
Forfeited	—	—
Unvested balance as of September 30, 2025	438,386	$6.16
Restricted Stock Awards
The Company’s RSAs have service-based vesting conditions only and vest over a four-year period or vest upon grant, during which time all unvested shares are subject to forfeiture by the Company in the event the holder’s service with the Company voluntarily or involuntarily terminates.
The following table summarizes the RSA activity during the nine months ended September 30, 2025:

	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2024	246,753	$1.38
Granted	20,164	9.55
Vested	(24,781)	3.05
Forfeited	(148,053)	1.38
Unvested balance as of September 30, 2025	94,083	$2.70
The weighted average grant date fair value of RSAs granted was $9.55 and $1.38 during the nine months ended September 30, 2025 and during the period from September 19, 2024 (inception) through September 30, 2024, respectively. The total fair value of shares vested for the nine months ended September 30, 2025 was $0.1 million.

Parascent Warrant Obligation
Under the terms of the Paragon Option Agreements, Parascent will be entitled to grants of warrants to purchase in the aggregate a number of shares equal to 1.00% of the then outstanding shares of the Company’s ordinary shares, on a fully diluted basis, on December 31, 2025 and December 31, 2026, at the fair market value determined by the Board of Directors (the “Parascent Warrant Obligation”). Parascent is an entity formed by Paragon as a vehicle to hold equity in the Company in order to share profits with certain employees of Paragon. The grant dates for the issuance of warrants are expected to be December 31, 2025 and December 31, 2026 as all terms of the award, including number of shares and exercise price, will be known by all parties. Parascent’s warrant has a service inception period for the grant preceding the grant date, with the full award being vested as of the grant date with no post-grant date service requirement. As of September 30, 2025, the estimated fair value of warrants to be granted on December 31, 2025 was $2.6 million. For the nine-month period ended September 30, 2025, $2.0 million was recognized as share-based compensation expense related to the Parascent Warrant Obligation. An immaterial amount of share-based compensation expense related to the Parascent Warrant Obligation was recognized during the period from September 19, 2024 (inception) through September 30, 2024. The warrants expected to be granted to Parascent are liability-classified and after the initial recognition, the liability is adjusted to fair value using an option-pricing model at the end of each reporting period, with changes in fair value recorded in the condensed consolidated statement of operations and comprehensive loss.

Exhibit 99.2
The following table summarizes the assumptions used in calculating the fair value of the warrants:

As of
September 30, 2025
Expected term (in years)	10.0
Expected volatility	99.8%
Risk-free interest rate	4.2%
Dividend yield	0.0%
Share-Based Compensation Expense
On April 14, 2025, as a result of Dr. Violin no longer serving as Chief Executive Officer and President, the Company repurchased 127,889 shares of unvested restricted stock at the price Dr. Violin originally purchased such shares, and Dr. Violin agreed to the cancellation of 537,127 unvested stock options. The Company recorded $0.2 million and $2.6 million within compensation expense as a result of the repurchase of RSA’s and stock option cancellation, respectively, during the nine months ended September 30, 2025.
The following table summarizes the classification of the Company’s share-based compensation expense in the condensed consolidated statement of operations and comprehensive loss (in thousands):

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
General and administrative	$1,172	$5,250	$—
Research and development	813	3,305	69
Total share-based compensation expense	$1,985	$8,555	$69
As of September 30, 2025, total unrecognized compensation cost related to the unvested stock options was $23.1 million, which is expected to be recognized over a weighted average period of approximately 3.3 years. As of September 30, 2025, total unrecognized compensation cost related to the unvested RSAs was $0.2 million, which is expected to be recognized over a weighted average period of 3.0 years. As of September 30, 2025, total unrecognized compensation cost related to the unvested RSUs was $2.3 million, which is expected to be recognized over a weighted average period of 3.5 years. As of September 30, 2025, the unrecognized compensation cost related to the Parascent Warrant Obligation was $0.5 million, which is expected to be recognized over a weighted average period of 0.3 years.
The following table summarizes the award types of the Company’s share-based compensation expense in the condensed consolidated statement of operations and comprehensive loss (in thousands):

Exhibit 99.2

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Stock options	$1,789	$5,924	$—
RSAs	35	238	69
RSUs	170	366	—
Parascent warrant obligation	(9)	2,027	—
Total share-based compensation expense	$1,985	$8,555	$69
10. Income Taxes
There was no income tax provision recorded for the three and nine months ended September 30, 2025 or for the period from September 19, 2024 (inception) through September 30, 2024 and, therefore, the Company’s effective income tax rate was —% for the three and nine months ended September 30, 2025 and for period from September 19, 2024 (inception) through September 30, 2024. The effective income tax rate for the three and nine months ended September 30, 2025 differed from the 21% federal statutory rate primarily due to the valuation allowance maintained against the Company’s net deferred tax assets.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business tax provisions. The Company has evaluated the OBBBA provisions enacted during the current quarter and estimated their impact on the condensed consolidated financial statements to be immaterial. The Company will continue to evaluate the full impact of these legislative changes as additional guidance becomes available.
11. Paragon Option Agreements
In September 2024, the Company entered into the Antibody Paragon Option Agreement with Paragon and Parascent for CR-001, with the selected targets PD-1 and VEGF. In October 2024, the Company entered into the ADC Paragon Option Agreement with Paragon and Parascent for CR-002, with an undisclosed target (collectively the “Paragon Option Agreements”). Parascent will not perform any substantive role under the Paragon Option Agreements other than to receive such warrants as discussed in Note 9. Under the Paragon Option Agreements, the Company has the exclusive option (an “Option”), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of pre-negotiated terms (a “License Agreement”). On March 18, 2025, the Company exercised its option for CR-001 under the Antibody Paragon Option Agreement and entered into the license agreement for CR-001 on April 28, 2025. On September 26, 2025, the Company exercised its option for CR-002 under the Antibody Paragon Option Agreement and entered into a license agreement with Paragon in November 2025. Upon the Company’s exercise of its Options and finalization of the related license agreements, it will be required to make non-refundable milestone payments to Paragon of up to $22.0 million for CR-001 and up to $46.0 million for CR-002 upon the achievement of certain clinical development and regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product. From time to time, the Company can choose to add additional targets by mutual agreement with Paragon.
On April 28, 2025, the Company entered into an Amended and Restated Paragon ADC Option Agreement to add CR-003 and its three undisclosed targets as well as to engage Paragon to execute a mutually agreed research plan for CR-003, in addition to CR-002 which was included in the original agreement, aimed at producing a potential product candidate to be licensed for further development, manufacture, and commercialization by the Company. In addition, if the Company exercises its option and finalizes the related license agreement, it will be required to make non-refundable milestone payments to Paragon up to $46.0 million for CR-003 upon the achievement of certain clinical development and regulatory milestones, as well as tiered royalty payments in the low-to-mid single digits beginning on the first commercial sale of each developed product.

Exhibit 99.2
Under the terms of the Paragon Option Agreements, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates, in the case of the Antibody Paragon Option Agreement, and one or more antibody drug conjugates, in the case of the ADC Paragon Option Agreement, directed to certain mutually agreed therapeutic targets of interest to the Company (each, a “Research Program”). The Paragon Option Agreements require the Company, Paragon, and Parascent to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”), which activities primarily include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from the Company and two employees from Paragon, with the Company and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parascent have produced an antibody or ADC, as applicable, against a selected target, and upon the completion of each Research Program, Paragon and Parascent will deliver to the Company a data package that includes sequence information for all then-existing antibodies or ADCs, as applicable, and information directed to such target.
Unless terminated earlier, the Paragon Option Agreements shall continue in force on a Research Program- by-Research Program basis until the later of: (i) the end of the option period for such Research Program, as applicable, if such Option is not exercised by the Company; (ii) if the Company exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreements).The Company may terminate the Paragon Option Agreements or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreements or a Research Program immediately upon written notice to the Company if, as a result of any action or failure to act by the Company or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued, or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreements or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30-day period and (ii) the other party’s bankruptcy.
Under the Paragon Option Agreements, the Company is also responsible for certain additional development costs incurred by Paragon. The Company expenses the fees incurred under the Paragon Option Agreements as the associated costs are incurred when the underlying services are rendered. Such amounts are classified within research and development expenses and general and administrative expenses in the accompanying condensed consolidated statement of operations and comprehensive loss. The following is a summary of expenses related to the development costs and license fees related to the Paragon Option Agreements recorded within the condensed consolidated statement of operations for the periods presented (in thousands):

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Research and development expense	$6,184	$19,217	$2,473
General and administrative expense	89	569	90
	$6,273	$19,786	$2,563
An amount of $6.3 million related to Paragon is included in related party accounts payable and other current liabilities within the condensed consolidated balance sheet as of September 30, 2025.
Any additional License Agreements entered into with respect to a given Research Program shall contain the same milestone payment obligations as the Paragon Option Agreements, provided that any milestone set in the Paragon Option Agreements that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreements and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by the Company pursuant to the Paragon Option Agreements for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, the Company would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Exhibit 99.2
Additionally, as part of the Paragon Option Agreements, on each of December 31, 2025 and December 31, 2026, the Company will grant Parascent warrants to purchase an aggregate number of shares equal to 1.00% of its outstanding share capital as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying ordinary shares on each respective grant date. The warrants are liability-classified and after the initial recognition, the liability is adjusted to fair value at the end of each reporting period, with changes in fair value recorded in the condensed consolidated statement of operations and comprehensive loss (see Note 9).
The Company concluded that the rights obtained under the Paragon Option Agreements represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreements did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the exclusive license options, which represent a group of similar identifiable assets. The research initiation fees represent a one-time cost on a research program-by-research program basis for accessing research services or resources with benefits that are expected to be consumed in the near term, therefore the amounts paid are expensed as part of research and development costs immediately. Amounts paid as reimbursements of on-going development cost, monthly development cost fee and additional development expenses incurred by Paragon due to work completed for selected targets prior to the effective date of the Paragon Option Agreements that associated with services being rendered under the related Research Programs is recognized as research and development expense when incurred.
CR-001 License Agreement
On April 28, 2025, the Company entered into a License Agreement with Paragon for all antibodies discovered, generated, identified, or characterized by Paragon in the course of performing the CR-001 research program directed to PD-1 and VEGF, antibodies created by the Company derived from the licensed antibodies and directed to PD-1 and VEGF, and products that comprise the foregoing (the “CR-001 License Agreement”) consistent with the pre-negotiated terms agreed to upon execution of the Paragon Option Agreements, pursuant to which Paragon granted the Company a royalty-bearing, worldwide, exclusive, and sublicensable license with respect to certain inventions, patent rights, sequence information, and other intellectual property rights related to monospecific antibodies directed at the VEGF and PD-1 targets (the “Licensed Antibody Technology”) to use, make, sell, import, export, and otherwise exploit certain Licensed Antibodies, Derived Antibodies, Products, Multispecific Antibodies, and Multispecific Products in the Field in the Territory. Under the terms of the CR-001 License Agreement, the Company is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, with the next subsequent milestone payment of $2.5 million million being due upon the first dosing of a human patient in a Phase 1 trial. Following the execution of the CR-001 License Agreement, the Company is solely responsible for, and has sole authority and control over, all aspects of the development, manufacturing, and commercialization of product candidates under the CR-001 program, including regulatory strategy, communications, filings, and activities (including clinical trials). Paragon also granted the Company a royalty-bearing, worldwide, non-exclusive, sublicensable right and license under the Licensed Antibody Technology to use, make, sell, import, export, or otherwise exploit certain multispecific antibodies and products targeting PD-1 and VEGF. In addition, the following summarizes other key terms of the CR-001 License Agreement:
•Paragon will not conduct any new campaigns that generate PD-1 and VEGF and monospecific antibodies in the field for at least five years.
•Paragon may pursue the development and commercialization of multispecific antibodies and products directed at the PD-1 and VEGF and targets in the field and in the territory and the Company has a right of first negotiation for any such multispecific antibodies and products proposed by Paragon for a period of five years from the execution of the CR-001 License Agreement. If the Company does not exercise its right of first negotiation, or if the parties are unable to agree on a definitive agreement, Paragon may proceed without any obligations to the Company with respect to the right of first negotiation, and the Company’s non-exclusive license will exclude any multispecific antibodies and products that were the subject of the right of first negotiation.
•The Company will pay Paragon a low-to-mid single-digit percentage royalty based on annual net sales of the products in the field and in the territory, and a mid single-digit percentage royalty based on annual net sales of the multispecific products in the field and in the territory, subject to a 30% reduction if there is no valid patent covering the product in the country.
•The royalty term ends on the later of (i) the twelfth anniversary of such date or (ii) the expiration of the last-to- expire valid patent covering the product or the multispecific product in the country at issue.
•The CR-001 License Agreement may be terminated on 60 days’ notice by the Company, upon material breach without cure; and to the extent permitted by law, upon a party’s insolvency or bankruptcy.

Exhibit 99.2
•With respect to patents licensed to the Company under the CR-001 License Agreement that have been filed as of the effective date of the CR-001 License Agreement, the Company will control the preparing, filing, prosecuting, and maintenance of such patents. With respect to patents filed after the effective date of the CR-001 License Agreement, Paragon will control the preparing, filing, prosecuting, and maintaining of such patents until the final deliverable for the relevant research program is delivered to the Company, after which the Company will control the preparing, filing, prosecuting, and maintain of such patents.
•The Company shall have the right to grant sublicenses under the CR-001 License Agreement, provided that (i) any sublicense agreement is consistent with all relevant terms, conditions, and restrictions of the CR-001 License Agreement, (ii) the Company provides Paragon with a copy of each sublicense agreement and any amendments thereto within 30 days following execution thereof and (iii) the Company remains responsible for all payments and obligations due under the CR-001 License Agreement.
12. Leases
In May 2025, the Company entered into a noncancelable operating sublease agreement with Nano Dimension USA Inc. (“Sublandlord”) whereby the Company sublets approximately 25,000 square feet of office space located in Waltham, Massachusetts (“Waltham Sublease”). The sublease commencement date is June 1, 2025, with an initial term of 45 months. Lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate when measuring operating lease liabilities as discount rates were not implicit or readily determinable.
As of September 30, 2025, the Company had $1.6 million of operating lease ROU assets, short term lease liabilities of $0.4 million and long term lease liability of $1.3 million on its condensed consolidated balance sheets. As of September 30, 2025, the operating lease arrangement had a remaining lease term of 3.4 years and a discount rate of 10.6%.
As of September 30, 2025, the total remaining operating lease payments included in the measurement of lease liabilities was as follows (in thousands):

Period ended December 31
2025 (remaining 3 months)	$142
2026	584
2027	608
2028	633
2029	107
Total undiscounted lease payments	2,074
Less: imputed interest	(333)
Total present value of operating lease liability	$1,741

13. Commitments and Contingencies
401(k) Plan
The Company maintains a defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986 (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of management. For the three and nine months ended September 30, 2025, the Company has not recorded any expense related to 401(k) Plan match contributions.
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the

Exhibit 99.2
Company has entered into indemnification agreements with each of its directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations, or cash flows, and it has not accrued any liabilities related to such obligations in its condensed consolidated financial statements as of September 30, 2025.
Legal Proceedings
From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of September 30, 2025, the Company was not a party to any material legal proceedings or claims.
Cell Line License Agreement
In October 2024, the Company entered into the Cell Line License Agreement (the “Cell Line License Agreement”) with WuXi Biologics Ireland Limited (“WuXi Biologics”). Under the Cell Line License Agreement, the Company received a non-exclusive, worldwide, sublicensable license to certain of WuXi Biologics’ know-how, cell line, biological materials (the “WuXi Biologics Licensed Technology”), and media and feeds to make, have made, use, sell, and import certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (the “WuXi Biologics Licensed Products”). Specifically, the WuXi Biologics Licensed Technology is used in certain manufacturing activities in support of the CR-001 and CR-002 programs.
In consideration for the license, the Company agreed to pay WuXi Biologics a non-refundable license fee of $150,000, which was recognized as a research and development expense during the period from September 19, 2024 (inception) to December 31, 2024. Additionally, to the extent that the Company manufactures its commercial supplies of bulk drug product with a manufacturer other than WuXi Biologics or its affiliates, the Company is required to make royalty payments to WuXi Biologics at a rate of less than one percent of net sales of WuXi Biologics Licensed Products manufactured by the third-party manufacturer. Pursuant to an amendment to the Cell Line License Agreement effective in November 2024, a provision was added that permits the royalties owed under the agreement to be bought out on a product-by-product basis for a lump-sum payment.
The Cell Line License Agreement will continue indefinitely unless terminated (i) by the Company upon six months’ prior written notice and its payment of all undisputed amounts due to WuXi Biologics through the effective date of termination, (ii) by WuXi Biologics for a material breach by the Company that remains uncured for 60 days after written notice, (iii) by WuXi Biologics if the Company fails to make a payment and such failure continues for 30 days after receiving notice of such failure, or (iv) by either party upon the other party’s bankruptcy.
14. Net Loss per Share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended September 30, 2025			Nine Months Ended September 30, 2025
	Loss Allocation	Weighted Average Shares Outstanding	Loss Per Share, Basic and Diluted	Loss Allocation	Weighted Average Shares Outstanding	Loss Per Share, Basic and Diluted
Ordinary Shares	$(20,947)	16,540,771	$(1.27)	$(52,391)	6,640,402	$(7.89)
Company Series A Preferred Shares (1)	(3,660)	2,890	$(1,266.44)	(9,154)	1,160	$(7,891.38)
Net loss	$(24,607)			$(61,545)

Exhibit 99.2

	Period from September 19, 2024 (Inception) Through September 30, 2024
	Loss Allocation	Weighted Average Shares Outstanding	Loss Per Share, Basic and Diluted
Common Stock	$(2,631)	730,092	$(3.60)
Net loss	$(2,631)

(1) The weighted-average number of shares of as-converted Series A Preferred Shares used in the loss allocation was 2,890,000 and 1,160,219 for the three and nine months ended September 30, 2025, respectively.
For the computation of basic net loss per share attributable to ordinary shareholders, the amount of weighted-average ordinary shares outstanding excludes all shares of unvested restricted stock and early-exercised stock options as such shares are not considered outstanding for accounting purposes until vested. The amount of weighted-average shares outstanding includes the pre-funded warrants as the exercise price is negligible and these warrants are fully vested and exercisable. The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have had an anti-dilutive effect were as follows:

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
Convertible preferred stock (as converted to common stock)	—	—	20,000,000
Outstanding unvested restricted stock units	438,386	438,386	—
Outstanding unvested restricted stock awards	94,083	94,083	187,533
Outstanding and issued common stock options	4,094,237	4,094,237	—
Total	4,626,706	4,626,706	20,187,533
15. Related Party Transactions
Paragon and Parascent each beneficially own less than 5% of the Company’s share capital through their respective holdings of the Company’s ordinary shares. Fairmount beneficially owns more than 5% of the Company’s capital, currently has two representatives appointed to the Board and beneficially owns more than 5% of Paragon. Fairmount appointed Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. The Company determined Paragon and Parascent were related parties based on the nature of these relationships.
The following is a summary of related party accounts payable and other current liabilities (in thousands):

	As of September 30, 2025	As of December 31, 2024
Paragon accrued research and development	$6,184	$6,901
Paragon accrued general and administrative	89	320
Total	$6,273	$7,221
16. Segment Reporting
The Company has one reportable segment relating to the research and development of its research programs, CR-001, CR-002, and CR-003. The Company’s CODM, its Chief Executive Officer, manages the Company’s operations on a company-wide basis for the allocation of resources and the assessment of performance. The Company’s measure of segment profit or loss used to assess performance and allocate resources is net loss and comprehensive loss. Although the Company’s financial reporting package that is reviewed and approved by the CODM disaggregates significant expenses

Exhibit 99.2
such as program-level external research and development costs, personnel costs, including share-based compensation expense, and professional and consulting fees, all decisions made by the CODM are based upon reviewing operating metrics and performance indications at the Company-wide level. The CODM uses net loss to evaluate loss generated from the Company’s business activities in deciding how to allocate company resources and monitoring budget versus actual results. Assets are also managed on a Company-wide basis.
The table below is a summary of the segment loss, including significant segment expenses (in thousands):

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025	Period from September 19, 2024 (Inception) Through September 30, 2024
CR-001 external research and development costs	$8,714	$19,411	$2,469
CR-002 external research and development costs	6,705	11,685	—
Other external research and discovery costs(1)	357	2,179	—
General and administrative personnel costs	3,225	10,517	112
Research and development personnel costs	4,211	9,356	—
Professional and consulting fees	1,542	5,852	50
Other segment items (2)	(147)	2,545	—
Net loss and comprehensive loss	$24,607	$61,545	$2,631
_________________________
(1)External research and discovery costs include CR-003 costs and other costs associated with candidate discovery activities.
(2)Other segment items includes office and facilities expense, interest expense, and miscellaneous other expense offset by interest income.
17. Subsequent Events
The Company has evaluated events and transactions occurring subsequent to September 30, 2025 through November 6, 2025, the date the condensed consolidated financial statements were issued.
On November 5, 2025, the Company entered into a license agreement for CR-002 consistent with those terms under the Antibody Paragon Option Agreement, as further described in Note 11, including the requirement to make non-refundable milestone payments to Paragon of up to $46.0 million upon the achievement of certain clinical development and regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product.
Events Subsequent to Original Issuance of Condensed Consolidated Financial Statements
In connection with the reissuance of the condensed consolidated financial statements, the Company has evaluated subsequent events through December 12, 2025, the date the condensed consolidated financial statements were reissued.
On December 2, 2025, the Company entered into Amendment No. 1 (the “Amendment”) to the License Agreement, dated April 28, 2025, by and between the Company and Paragon Therapeutics, Inc., a Delaware corporation (the “Paragon License”), relating to CR-001. The purpose of the Amendment was to amend certain terms of the Paragon License for the sole purpose of accommodating and aligning with the sublicense for the CR-001 License Agreement with Sichuan Kelun-Biotech Biopharmaceutical Co., Ltd. (“Kelun-Biotech”) as discussed below.
Strategic Transaction with Sichuan Kelun-Biotech Biopharmaceutical Co., Ltd.
On December 2, 2025, the Company entered into two license agreements with Kelun-Biotech, each of which is described below.

Exhibit 99.2
On December 2, 2025, the Company and Kelun-Biotech entered into a License Agreement (the “CR-001 License Agreement”) under which the Company granted Kelun-Biotech an exclusive, royalty-bearing license to research, develop, manufacture and commercialize CR-001, Crescent’s proprietary bispecific antibody directed to VEGF and PD-1, in greater China (including mainland China, Hong Kong, Macau and Taiwan) (collectively, the “SKB Territory”). Crescent retains all rights to CR-001 outside the SKB Territory. Under the CR-001 License Agreement, Kelun-Biotech is responsible for development, manufacturing, regulatory and commercial activities for CR-001 in the SKB Territory, and is obligated to use commercially reasonable efforts to develop and commercialize at least one CR-001 product candidate in the SKB Territory.
Under the CR-001 License Agreement, Kelun-Biotech will pay the Company the following: $20.0 million within 30 days of signing, up to $30.0 million development milestone payments, and tiered royalties ranging from low- to mid-single digits based on annual nets sales in the SKB Territory, subject to customary reductions and a royalty floor on reductions. Additionally, the Company may be required to pay Kelun-Biotech $5.0 million if Kelun-Biotech initiates a Crescent approved combination study with CR-001 prior to December 31, 2026.
The CR-001 License Agreement includes initial supply of CR-001 drug product, a data-sharing framework, know-how and manufacturing technology transfer provisions, intellectual property provisions, and customary termination rights, including reversion and license-back mechanics in specified circumstances.
On December 2, 2025, the Company and Kelun-Biotech entered into a License and Collaboration Agreement (the “SKB105 License Agreement”), under which Kelun-Biotech granted the Company an exclusive license to research, develop, manufacture and commercialize SKB105, Kelun-Biotech’s proprietary integrin beta-6-directed antibody-drug conjugate, in all territories outside the SKB Territory. The Company is responsible for all development, manufacturing, regulatory and commercial activities for SKB105 outside the SKB Territory and is obligated to use commercially reasonable efforts to develop, obtain regulatory approval for, manufacture (or have manufactured) and commercialize at least one SKB105 product in the United States and at least three (3) major European markets.
Under the SKB105 License Agreement, the Company has agreed to pay Kelun-Biotech the following: $80.0 million within 30 days of signing, up to $345.0 million in development milestone payments, up to $902.5 million in sales-based milestone payments, tiered royalties ranging from mid-single digits to low-double digits based on annual net sales, subjected to customary reductions and a royalty floor, sublicense and divestiture revenue-sharing payments of low double-digit percentages of any sublicense or divestiture consideration on account of SKB105 paid or payable to the Company within 18 months after the effective date of the definitive agreement in connection with any such triggering transaction, and a potential payment of low-single digits to low-double digits of any change of control consideration (including cash or any other consideration) received by equity holders of the Company if the Company undergoes a qualifying change-of-control transaction within 24 months
The SKB105 License Agreement includes initial supply of SKB105 drug product, a data-sharing arrangement, know-how and manufacturing technology transfer provisions, intellectual property provisions, and customary termination rights, including reversion and license-back mechanics in specified circumstances.
Private Placement
On December 4, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) for a private placement (the “Private Placement”) with certain institutional and other accredited investors (each, a “Purchaser” and collectively, the “Purchasers”). The closing of the Private Placement (the “Closing”) occurred on December 8, 2025, subject to the satisfaction of customary closing conditions.
Pursuant to the Purchase Agreement, the Purchasers agreed to purchase an aggregate of 13,795,685 ordinary shares with a par value of US$0.001 per share of the Company (the “Ordinary Shares”), at a purchase price per share of $13.41 (or, for certain investors in lieu of Ordinary Shares, pre-funded warrants (the “Pre-Funded Warrants”) to purchase shares of Ordinary Shares (the “Pre-Funded Warrant Shares”), at a purchase price per underlying Pre-Funded Warrant Share of $13.409, which represents the per share purchase price of the Ordinary Shares less the $0.001 per share exercise price for each Pre-Funded Warrant), for an aggregate purchase price of approximately $185.0 million.
The Pre-Funded Warrants will be exercisable at any time after the date of issuance. A holder of Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. A holder of Pre-Funded Warrants

Exhibit 99.2
may increase or decrease this percentage to a percentage not in excess of 19.99% by providing at least 61 days’ prior notice to the Company.